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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No 1 )

                  American Strategic Income Portfolio II, Inc.
                                     (BSP)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   030099105
                                 (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                       14 Tobey Village Office Park 14534
                                 (716) 586-4680
           (Name, Address, and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 10, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or
                       (4), check the following box. [x]

                              (Page 1 of 5 pages)
                             There are no exhibits.

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                                  SCHEDULE 13D


CUSIP No. 0030099105                                   Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |___|
                                                                      (b) | x |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           275,931 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               275,931 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     275,931 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |__|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.54%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer
         Common Stock
         American Strategic Income Portfolio II, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis, Minnesota   55402-3804

ITEM 2   Identity and Background
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey village Office Park
            Pittsford, New York   14534
         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff or Sophie
            Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of The Principals is a United States citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations
         KIM, an independent investment adviser, has accumulated share of BSP on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BSP fit the investment guidelines for various Accounts. Shares of the fund have been acquired since September 14, 1995. KIM intends to influence management and the Board of Directors to represent shareholder interests and to take steps to close the discount to

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         net asset value at which the Fund currently trades. This may include a proposal at the next shareholder meeting.

ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 275,931 Shares which represents 1.54% of the outstanding Shares. None of the Principals or KIM owns any other Shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases since September 14, 1995 for the Accounts. There have been no dispositions and no acquisitions, other then by such open market purchases, during such period.

Purchase      Shares       Price Per    Purchase       Shares     Price Per
Date          Purchased    Share        Date           Purchased  Share
 9/14/95       21,700      10.875        4/14/97       39,000      11.125
 9/15/95       12,900      10.875         7/8/97       12,500      11.5625
 9/18/95       14,400      10.875         7/9/97        2,500      11.5625
  1/8/96        4,200          11        8/25/97        1,500      11.625
 7/19/96        1,250      10.625         9/2/97       20,750      11.625
 9/13/96        1,000       10.75         9/4/97        1,000      11.625
12/27/96        5,300      10.875       10/21/97        4,300      11.75
12/30/96        5,700      10.875       10/22/97          700      11.75
 1/13/97        2,500      10.875       11/14/97        5,000      11.75
 1/14/97        3,500      10.875        12/1/97      -18,081      12.99
 1/20/97        2,500          11        12/3/97       22,000      11.6875
 2/24/97        1,000       11.25        12/8/97       -8,588      12.99
 2/25/97        1,000       12.25        12/8/97       41,900      11.6875
  3/6/97          500       11.25       12/10/97        8,200      11.625
  4/9/97        3,000       11.25       12/11/97       11,300      11.625
 4/10/97       12,000      11.125       12/16/97        3,000      11.625
                                          1/6/98       11,100      11.6875
                                          1/7/98       23,800      11.75
                                          1/7/98          600      11.6875
                                         2/19/98        1,000      11.9375

                   The above listed transactions have totaled 275,931 Shares. Sale transactions of December 1, 1997 and December 8, 1997 represent Shares that were tendered to the Fund per tender offer. The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.
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ITEM 6   Contracts, Arrangements, Understandings, or Relationships
         with Respect to Securities of the Issuer
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BSP securities.


ITEM 7   Materials to be Filed as Exhibits
         Not applicable.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            Karpus Management, Inc.


March 10, 1998                      By:  /s/ George W. Karpus, President
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    Date                                Signature

                                        George W. Karpus, President
                                        ---------------------------
                                                 Name / Title